Cicero Inc.
8000 Regency Parkway, Suite 542
Cary, NC 27518

August 17, 2015

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Katherine Wray, Esq.

Re:	Cicero Inc.
Preliminary Proxy Statement on Schedule 14A
Response Submitted on August 3, 2015
File No. 000-26392

Dear Ms. Wray:

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 10, 2015, setting forth additional comments to the Preliminary Proxy Statement filed by Cicero, Inc. (the “Company”) on July 24, 2015. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

General

1.
We note your response to prior comment 1, where you indicate that you will incorporate financial information by reference into your proxy statement from your Form 10-K for the fiscal year ended December 31, 2014.  However, you have not indicated whether you intend to provide pro forma financial information following the guidance in Article 11 of Regulation S-X, applicable via Item 13(a) of Schedule 14A.  Ensure that your revised proxy statement contains such information, or alternatively provide your analysis for why it is not required to be provided.  Additionally, with regard to any information you incorporate by reference, ensure that you comply with the requirements of Item 13(b)(2) and (c) of Schedule 14A.

Response: The Company has revised its Preliminary Proxy Statement to include the pro forma financial information as required by Article 11 of Regulation S-X and has re-filed the Preliminary Proxy Statement with the Commission.  Please see pages 38 and 39 of the amended Preliminary Proxy Statement.

In light of the fact that the Company wishes to hold its Annual Meeting at the end of August, the Company respectfully requests that the Staff expedite its review of the Company’s Preliminary Proxy Statement.

The Company acknowledges that:

●           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (919) 380-5000.

Sincerely,
/s/ John P. Broderick
John P. Broderick Chief Executive Officer

cc:           Andrew D. Hudders, Esq.